FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of November 2002

                                 BANCO ITAU S.A.
                                (Itau Bank S.A.)
                 (Translation of Registrant's Name Into English)


                               Rua Boa Vista, 176
                         01014-919 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                              ---

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    No X
   ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    BANCO ITAU S.A.
                                                        (Registrant)


Date: November 5, 2002                  By:  /s/ Alfredo Egydio Setubal
                                            -----------------------------------
                                            Name:   Alfredo Egydio Setubal
                                            Title:  Investor Relations Officer

                                        By:  /s/ Silvio Aparecido de Carvalho
                                            -----------------------------------
                                            Name:   Silvio Aparecido de Carvalho
                                            Title:  Chief Accounting Officer

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                                  EXHIBIT INDEX
                                  -------------


1.    Announcement to the Market
      i. Regarding the Meeting of the Administrative Council of November 4, 2002 with the purpose of deciding on the repurchase of shares issued by the Bank itself.